FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: May 23, 2008

Genesis Lease Limited

(Exact Name of registrant as specified in its charter)

4450 Atlantic Avenue

Westpark

Shannon

Co. Clare, Ireland

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

The following document, which is attached as an exhibit hereto, is incorporated by reference herein.

Exhibit	Title
99.1	Genesis Lease Limited’s interim report for the quarter ended March 31, 2008.

This report on Form 6-K is hereby incorporated by reference into Genesis Lease Limited’s registration statement on Form S-8 (Reg. No. 333-142386), filed with the Securities and Exchange Commission on April 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited
(Registrant)
Date: May 23, 2008	By:	/s/ John McMahon
John McMahon
Chairman, President and
Chief Executive Officer